May 12, 2014

Via Edgar
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn:       Jay Ingram, Legal Branch Chief
David Korvin, Law Clerk

Re:         Methes Energies International Ltd. (the “Company”)
Registration Statement on Form S-3 (the “Registration Statement”)
File No. 333-195271

Dear Sir and Mesdames:

In connection with the proposed public offering of Company securities under the above referenced Registration Statement, the Company hereby requests, pursuant to Rule 461(a) under the Rules and Regulations promulgated under the Securities Act of 1933, as amended, that the Registration Statement become effective at 9:00 AM Eastern Daylight Time, on Wednesday, May 14, 2014, or as soon thereafter as practicable.

With respect to this request the Company acknowledges that:

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Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

METHES ENERGIES INTERNATIONAL LTD

/s/Michel G. Laporte

Michel G. Laporte,
Chairman and Chief Executive Officer

3651 Lindell Road, Suite D-272, Las Vegas, Nevada, USA, 89103
Tel: 702.932.9964   Fax: 702.943.0233   Web: www.methes.com